                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[   ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
================================================================================
1. Name and Address of Reporting Person*
    The Goldman Sachs Group, Inc.
     as successor to The Goldman Sachs Group, L.P.(01)
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

    85 Broad Street
--------------------------------------------------------------------------------
                                    (Street)

    New York,                        New York             10004
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


================================================================================
2. Issuer Name and Ticker or Trading Symbol

   Ticketmaster Online-CitySearch, Inc.
   (TMCS)
================================================================================
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


================================================================================
4. Statement for Month/Year

   September/1999
================================================================================
5. If Amendment, Date of Original (Month/Year)


================================================================================
6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



               -------------------------------------------

================================================================================
7. Individual or Joint/Group Filing (Check Applicable Line)

   [   ] Form filed by One Reporting Person
   [ X ] Form filed by More than One Reporting Person

================================================================================

====================================================================================================================================
                              Table I -- Non-Derivative Securities Acquired, Disposed of,                                          |
                                                 or Beneficially Owned                                                             |
====================================================================================================================================
                                    |            |            |                                |              |6.       |          |
                                    |            |            | 4.                             |5.            |Owner-   |          |
                                    |            |            | Securities Acquired (A) or     |Amount of     |ship     |          |
                                    |            | 3.         | Disposed of (D)                |Securities    |Form:    |7.        |
                                    |2.          | Transaction| (Instr. 3, 4 and 5)            |Beneficially  |Direct   |Nature of |
                                    |Transaction | Code       | -------------------------------|Owned at End  |(D) or   |Indirect  |
1.                                  |Date        | (Instr. 8) |               | (A) |          |of Month      |Indirect |Beneficial|
Title of Security                   |(Month/Day/ | -----------|     Amount    | or  |  Price   |(Instr. 3     |(I)      |Ownership |
(Instr. 3)                          |Year)       |  Code  | V |               | (D) |          |and 4)        |(Instr.4)|(Instr. 4)|
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Class B Common Stock                |   9/3/99   |  J(02) |   |     .2756     | A   |  $24.50  |      02      |    02   |    02    |
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

FORM 4 (continued)

====================================================================================================================================
                    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                 |
                            (e.g., puts, calls, warrants, options, convertible securities)                                         |
====================================================================================================================================

               |        |        |      |               |                 |                       |        |9.       |10.   |      |
               |        |        |      |               |                 |                       |        |Number   |Owner-|      |
               |        |        |      |               |                 |                       |        |of       |ship  |      |
               |2.      |        |      |               |                 |                       |        |Deriv-   |of    |      |
               |Conver- |        |      | 5.            |                 |7.                     |        |ative    |Deriv-|11.   |
               |sion    |        |      | Number of     |                 |Title and Amount       |        |Secur-   |ative |Nature|
               |or      |        |      | Derivative    |6.               |of Underlying          |8.      |ities    |Secur-|of    |
               |Exer-   |        |4.    | Securities    |Date             |Securities             |Price   |Bene-    |ity:  |In-   |
               |cise    |3.      |Trans-| Acquired (A)  |Exercisable and  |(Instr. 3 and 4)       |of      |ficially |Direct|direct|
               |Price   |Trans-  |action| or Disposed   |Expiration Date  |-----------------------|Deriv-  |Owned    |(D) or|Bene- |
1.             |of      |action  |Code  | of (D)        |(Month/Day/Year) |             |Amount   |ative   |at End   |In-   |ficial|
Title of       |Deriv-  |Date    |(Instr| (Instr. 3,    |-----------------|             |or       |Secur-  |of       |direct|Owner-|
Derivative     |ative   |(Month/ |8)    | 4 and 5)      |Date    |Expira- |             |Number   |ity     |Month    |(I)   |ship  |
Security       |Secur-  |Day/    |------| ------------  |Exer-   |tion    |             |of       |(Instr. |(Instr.  |(Instr|(Instr|
(Instr. 3)     |ity     |Year)   |Code|V|  (A)  | (D)   |cisable |Date    |Title        |Shares   |5)      |4)       |4)    |4)    |
-----------------------------------------------------------------------------------------------------------------------------------|
Class A        |        |        |    | |       |       |        |        |Class B      |         |        |         |      |      |
Common Stock   |   03   |        |    | |       |       | Immed. |   03   |Common Stock |  03,04  |        |    04   |  04  |  04  |
====================================================================================================================================

Instruction 4(b)(v) list of other Reporting Persons:

This statement is being filed by GS Capital Partners II, L.P. ("GSCP"), GS Capital Partners II Offshore, L.P. ("GSCP II Offshore"), GS Capital Partners II (Germany) Civil Law Partnership ("GSCP II Germany" and, together with GSCP and GSCP II Offshore, "GSCP II"), GS Advisors, L.P. ("GS Advisors"), GS Advisors II (Cayman), L.P. ("GS Advisors Cayman"), Goldman, Sachs & Co. oHG ("GS oHG"), Stone Street Fund 1996, L.P. ("Stone Street 1996"), Bridge Street Fund 1996, L.P. ("Bridge Street 1996" and, together with Stone Street 1996, the
"Stone/Bridge Funds"), Stone Street Empire Corp. ("Empire Corp."), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, Inc. ("GS Group," and together with GSCP, GSCP II Offshore, GSCP II Germany, GS Advisors, GS Advisors Cayman, GS oHG, Stone Street 1996, Bridge Street 1996, Empire Corp. and Goldman Sachs, the "Reporting Persons"). The principal business address of each of Goldman Sachs, GS Group, GSCP, Stone Street 1996, Bridge Street 1996, Empire Corp. and GS Advisors is 85 Broad Street, New York, New York 10004. The principal business address of each of GSCP II Offshore and GS Advisors Cayman is c/o Maples and Calder, P.O. Box 309, Grand Cayman, Cayman Islands. The principal business address of each of GSCP II Germany and GS oHG is MesseTurm Friedrich-Ebert-Anlage 49, 60308 Frankfurt am Main, Germany.

Explanation of Responses:

01: As of May 7, 1999, The Goldman Sachs Group, L.P. was merged with and into GS Group, with GS Group as the surviving entity.

02: Goldman Sachs and GS Group may be deemed to own  beneficially and indirectly
 .2756 shares of Class B Common Stock which were acquired in a privately negotiated acquisition by and may be deemed to be beneficially owned directly by the Goldman Sachs 1999 Exchange Place Fund, L.P. ("1999 Exchange Fund"). An affiliate of Goldman Sachs and GS Group is the general partner of the 1999 Exchange Fund. Goldman Sachs is the investment manager of the 1999 Exchange Fund. The .2756 shares reported herein as indirectly beneficially owned by GS Group and Goldman Sachs represents GS Group's proportionate interest in the shares of the Issuer owned by the 1999 Exchange Fund. The Reporting Persons other than GS Group and Goldman Sachs disclaim beneficial ownership of the securities reported herein.

03: Each share of Class A Common Stock is convertible at any time at the option of the holder, without payment of consideration, into one share of Class B Common Stock.

04: Goldman Sachs and GS Group may be deemed to own beneficially and indirectly in the aggregate 2,387,981 shares of Class A Common Stock through GSCP II and the Stone/Bridge Funds (collectively, the "Limited Partnerships") of which affiliates of Goldman Sachs and GS Group are the general partner, managing general partner or managing partner. Goldman Sachs is the investment manager of GSCP II. Goldman Sachs is an indirect wholly-owned subsidiary of GS Group. Goldman Sachs and GS Group each disclaim beneficial ownership of the securities beneficially owned by the Limited Partnerships except to the extent of their pecuniary interest therein.

GSCP may be deemed to own beneficially and directly, and its general partner, GS Advisors, may be deemed to own beneficially and indirectly, 1,498,290 shares of Class A Common Stock. GS Advisors disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

GSCP II Offshore may be deemed to own beneficially and directly, and its general partner, GS Advisors Cayman, may be deemed to own beneficially and indirectly, 595,631 shares of Class A Common Stock. GS Advisors Cayman disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

GSCP II Germany may be deemed to own beneficially and directly, and its managing partner, GS oHG, may be deemed to own beneficially and indirectly, 55,264 shares of Class A Common Stock. GS oHG disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

Stone Street 1996 may be deemed to own beneficially and directly, and its general partner, Empire Corp., may be deemed to own beneficially and indirectly, 142,296 shares of Class A Common Stock. Empire Corp. disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

Bridge Street 1996 may be deemed to own beneficially and directly, and its managing general partner, Empire Corp., may be deemed to own beneficially and indirectly, 96,500 shares of Class A Common Stock. Empire Corp. disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.


**Signatures:

GS CAPITAL PARTNERS II, L.P.


By:  s/ Hans L. Reich
     -------------------------
     Name:     Hans L. Reich
     Title:    Attorney-in-fact


GS ADVISORS, L.P.


By:  s/ Hans L. Reich
     --------------------------
     Name:     Hans L. Reich
     Title:    Attorney-in-fact


GS CAPITAL PARTNERS II OFFSHORE, L.P.


By:  s/ Hans L. Reich
     ---------------------------
     Name:     Hans L. Reich
     Title:    Attorney-in-fact


GS ADVISORS II (CAYMAN), L.P.


By:  s/ Hans L. Reich
     ----------------------------
     Name:    Hans L. Reich
     Title:   Attorney-in-fact


GS CAPITAL PARTNERS II (Germany) CIVIL LAW PARTNERSHIP
(with limitation of liability)


By:  s/ Hans L. Reich
     ---------------------------
     Name:     Hans L. Reich
     Title:    Attorney-in-fact


GOLDMAN, SACHS & CO. oHG


By:  s/ Hans L. Reich
     -------------------------
     Name:     Hans L. Reich
     Title:    Attorney-in-fact


GOLDMAN, SACHS & CO.


By:  s/ Hans L. Reich
     ---------------------------
     Name:     Hans L. Reich
     Title:    Attorney-in-fact



THE GOLDMAN SACHS GROUP, INC.


By:  s/ Hans L. Reich
     ---------------------------
     Name:     Hans L. Reich
     Title:    Attorney-in-fact


STONE STREET FUND 1996, L.P.


By:  s/ Hans L. Reich
     ---------------------------
     Name:     Hans L. Reich
     Title:    Attorney-in-fact


BRIDGE STREET FUND 1996, L.P.


By:  s/ Hans L. Reich
     ---------------------------
     Name:     Hans L. Reich
     Title:    Attorney-in-fact


STONE STREET EMPIRE CORP.


By:  s/ Hans L. Reich
     --------------------------
     Name:     Hans L. Reich
     Title:    Attorney-in-fact


Date:     October 12, 1999





** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.